February 12, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Terence O’Brien, Branch Chief Accountant

RE:	Casella Waste Systems, Inc.

Form 10-K for the fiscal year ended April 30, 2013

Filed June 27, 2013

File No. 0-23211

This letter is submitted in response to comments contained in a letter dated January 30, 2014 (the “Comment Letter”) from Terence O’Brien, Branch Chief Accountant, of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Ned Coletta, Senior Vice President and Chief Financial Officer of Casella Waste Systems, Inc., concerning the above referenced Form 10-K and Definitive Proxy on Schedule 14A. The responses correspond to the numbering and headings of the comments presented in the Comment Letter.

We understand that you will be reviewing our response and may have additional comments. We welcome any additional questions you may have and thank you for your time.

FORM 10-K FOR THE YEAR ENDED APRIL 30, 2013

Comment:

Note 2. Summary of Significant Accounting Policies, page 70 and Property, Plant and Equipment, page 76

1.	You indicate on page 21 that capital expenditures related to maintenance activities, which were $40.8 million in fiscal year 2013, consist of landfill cell construction costs not related to airspace expansion, costs of normal permit renewals and replacement costs for equipment due to age or obsolescence. We also note that you have reflected $40.8 million of cash outflows for additions to property, plant and equipment – maintenance in your 2013 consolidated statement of cash flows. Please, confirm that these costs are classified as property, plant and equipment and, if so, expand your accounting policy to address the capitalization of these maintenance capital expenditures. In this regard, we note your current accounting policy only refers to the cost of maintenance and repairs that are charged to operations as incurred. If these costs are capitalized as landfill development costs, please revise your accounting policy and related disclosures to clarify.

Company’s Response:

We identify and group our additions to property, plant and equipment into one of three broadly defined categories: maintenance, growth or acquisition. As noted in the comment above, maintenance capital expenditures are defined as landfill cell construction costs not related to airspace expansion, costs of normal permit renewals and replacement costs for equipment due to age or obsolescence. Growth capital expenditures are defined as costs related to the development of new airspace, permit expansions and new recycling contracts, along with incremental costs of equipment and infrastructure added to further such activities. These costs, which include landfill development costs, are capitalized and classified as property, plant and equipment within our balance sheet and do not represent actual maintenance or repair costs, which are expensed to operations as incurred. Accordingly, the $40.8 million in costs associated with additions to property, plant and equipment in fiscal year 2013 categorized as maintenance were properly capitalized and classified as property, plant and equipment within our balance sheet. In our Form 10-K for the fiscal year ended April 30, 2014, we will revise the disclosure regarding our existing accounting policy for property, plant and equipment to include landfill development costs as follows:

Landfill development costs are also included in property, plant and equipment. Landfill development costs include costs to develop each of our landfill sites, including such costs as landfill liner material and installation, excavation for airspace, landfill leachate collection systems, landfill gas collection systems, environmental monitoring equipment for groundwater and landfill gas, directly related engineering, capitalized interest, on-site road construction and other capital infrastructure costs. Under life-cycle accounting, these costs are capitalized and charged to expense based on tonnage placed into each site.

Comment:

Note 18. Divestiture Transactions and Discontinued Operations, page 101

2.	You indicate that you cannot reasonably estimate your obligation associated with your withdrawal from the multiemployer pension plan associated as part of the closure of Maine Energy. We further note that you still have not made such an estimate as of October 31, 2013. You indicate that the fund administrator has not made available the information necessary for you to make such an estimate. Please tell us what you have done to obtain such information and why, notwithstanding this lack of information, you cannot estimate a possible range of loss.

Company’s Response:

As we have disclosed in previous filings, in the first quarter of fiscal year 2014 we withdrew from the multiemployer pension plan for the benefit of Maine Energy employees. According to plan parameters, we would have an obligation associated with any unfunded vested benefits as of the plan year ended January 31, 2013. The fund administrator has issued its Employer Withdrawal Liability Report as of January 31, 2013, which reported that vested benefits were funded at the 98.0% level, indicating that we may share in the liability of unfunded vested benefits. However, the fund administrator has not yet issued, as part of its report, worksheets that facilitate calculation of the estimated liability upon withdrawal as of January 31, 2013. We have maintained ongoing communication with the fund administrator and, as recently as January 28, 2014, we were informed that these worksheets are forthcoming. Without this information from the fund administrator, we cannot reasonably estimate a possible range of loss associated with unfunded vested benefits because this information is necessary to accurately determine such a range. However, based on our historical contributions to the fund in conjunction with the 98.0% level of funded vested benefits, we believe that our share of any liability associated with unfunded vested benefits will be immaterial.

Comment:

DEFINITIVE PROXY ON SCHEDULE 14A

Stock Awards Granted in Fiscal 2013, page 22

3.	With a view towards future disclosure, please tell us how the compensation committee determines the size of the equity award for each named executive officer. In addition, while on page 23 you state that beginning in 2009 you have issued restricted stock units instead of stock options, we note that in fiscal year 2013 Messrs. Johnson, Coletta and Heald were granted certain option awards (refer to summary compensation table on page 25). Please explain, and, to the extent relevant, revise your future filings accordingly.

Company’s Response:

As disclosed in our Definitive Proxy on Schedule 14A dated October 16, 2013, when making compensation decisions, the Compensation Committee considers a number of factors, including the compensation packages paid by a peer group of similar publicly traded companies within waste management and other industries, as provided by an independent compensation consultant. Information regarding peer group compensation includes total compensation, as well as the elements of such compensation, including equity compensation. Although the Compensation Committee does not use this information to formally benchmark the compensation of our executive officers, the Compensation Committee considers this information as an important reference point in determining the size of an equity award based on a compensation comparison of each of our executive officers to the comparable executive officers of the related peer group. We will expand our disclosure in future filings to further describe the Compensation Committee’s determination of the size of equity awards granted to our executive officers.

With respect to the type of equity awards granted to our executive officers, we have historically granted stock options in connection with the hiring or promotion of our executive officers, or in other similar circumstances. Prior to 2009, we had also issued stock options as a part of our annual equity incentive program. Since 2009, we have generally granted restricted stock units instead of stock options under our annual equity incentive program. The disclosure on page 23 of our proxy statement that the Staff references in its comment above was specific to our annual equity incentive program. In our future filings, we will expand our disclosure by more clearly indicating and describing the various award types and scenarios in which each type of award is generally granted.

In connection with this response to the Comment Letter, we acknowledge to you that:

•	we are responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (802) 772-2239.

Sincerely,

By: /s/ Edmond R. Coletta

Senior Vice President and Chief Financial Officer

(Principal Financial Officer)